Elementree,Inc.
(dba Clockwork)
(a Delaware Corporation)

Audited Financial Statements

As of the years ended December 31, 2022

and December 31, 2021

Audited by:

Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Elementree, Inc.

Table of Contents

Alice CPA

Independent Auditor's Report

December 4, 2023
To: Board of Directors of Elementree, Inc.
Attn: Renuka Apte, CEO
Re: 2022-2021 Financial Statement Audit – Elementree, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Elementree, Inc. (dba Clockwork), which comprise the balance sheets as of December 31, 2022 and December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Elementree, Inc. as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Elementree, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Elementree, Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Elementree, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Elementree, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice.CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
December 4, 2023

ELEMENTREE INC. dba CLOCKWORK
BALANCE SHEETS
December 31, 2022 and 2021
(Audited)

ASSETS	2022	2021
Current Assets		
Cash and cash equivalents	$ 3,834,044	$ 3,603,951
Accounts Receivable	4,798	-
Prepaids and other current assets	3,803	-
Total Current Assets	3,842,645	3,603,951
Property and Equipment		
Computers Equipment	5,634	-
Furniture	4,086	-
Machinery and equipment	342,877	219,841
Accumulated Depreciation	(238,565)	(219,841)
Net Property and Equipment	114,031	-
Other Assets		
Deposits	-	12,000
Total Other Assets	-	12,000
Total Assets	$ 3,956,676	$ 3,615,951
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 31,408	$ 16,756
Credit Cards	29,831	20,015
Accrued Expenses	4,685	-
Deferred Revenue	170,300	-
Sales Tax Liability	-	8,457
Total Current Liabilities	236,225	45,228
Long-Term Liabilities		
Related Party Loans	29,500	29,500
Total Long-Term Liabilities	29,500	29,500
Total Liabilities	265,725	74,728
Stockholders' equity		
Common Stock, $0.00001 par value; 11,000,000 authorized;9,521,651 issued and outstanding as of December 31, 2022 and 2021	95	95
Additional Paid in Capital	839	839
Additional Paid in Capital - SAFEs	8,515,500	6,245,000
Additional Paid in Capital - Share-based Compensation	8,218	1,878
Less: Cost of Financing	(6,684)	(6,224)
Retained Earnings	(4,827,017)	(2,700,365)
Total Stockholders' Equity	3,690,952	3,541,224
Total Liabilities and Stockholders' Equity	$ 3,956,676	$ 3,615,951

The accompanying footnotes are an integral part of these financial statements.

ELEMENTREE INC. dba CLOCKWORK
INCOME STATEMENTS

ELEMENTREE INC. dba CLOCKWORK
INCOME STATEMENT
For the Years Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Revenues	$ 109,143	$ 16,815
Operating Expenses		
Advertising and marketing	51,958	44,674
General and administrative	185,407	77,389
Salaries and wages	1,029,822	655,044
Rent	69,984	86,566
Professional services	712,352	220,769
Depreciation and amortization	17,978	134,657
Research and development	161,955	45,120
Total Operating Expenses	2,229,455	1,264,218
Other Income		
Other income/expense	-	-
Share-based compensation	(6,339)	(1,878)
Total Other income (expense)	(6,339)	(1,878)
Net Income (Loss)	$ (2,126,651)	$ (1,249,281)

The accompanying footnotes are an integral part of these financial statements.

ELEMENTREE INC. dba CLOCKWORK
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Audited)

	Common Stock		Additional Paid in Capital	Additional Paid in Capital - Share-Based Compensation	Additional Paid in Capital - SAFEs	Cost of Financing	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)						
Balance as of December 31, 2020	9,493,685	$ 95	$ -	$ -	$ 3,225,000	$ (6,224)	$ (1,451,084)	$ 1,767,788
Exercised Stock Options	27,966	0.28	839	-	-	-	-	839
Issuance of SAFE Notes	-	-	-	-	3,020,000	-	-	3,020,000
Share-based Compensation	-	-	-	1,878	-	-	-	1,878
Net loss	-	-	-	-	-	-	(1,249,281)	(1,249,281)
Balance as of December 31, 2021	9,521,651	95	839	1,878	6,245,000	(6,224)	(2,700,365)	3,541,224
Share-based Compensation	-	-	-	6,339	-	-	-	6,339
Issuance of SAFE Notes	-	-	-	-	2,270,500	(460)	-	2,270,040
Net loss	-	-	-	-	-	-	(2,126,651)	(2,126,651)
Balance as of December 31, 2022	9,521,651	$ 95	$ 839	$ 8,218	$ 8,515,500	$ (6,684)	$ (4,827,017)	$ 3,690,952

The accompanying footnotes are an integral part of these financial statements.

ELEMENTREE INC. dba CLOCKWORK
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (2,126,651)	$ (1,249,281)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	18,724	134,690
Share-based Compensation	6,339	1,878
Changes in operating assets and liabilities:		
Accounts receivable	(4,798)	-
Prepaids and other current assets	(3,803)	-
Deposits	12,000	-
Accounts payable	14,652	16,756
Credit Cards	9,817	15,128
Accrued expenses	4,685	-
Deferred Revenue	170,300	-
Sales Tax Liability	(8,457)	8,457
Net cash provided by (used in) operating activities	(1,907,193)	(1,072,373)
Cash Flows from Investing Activities		
Computers Equipment	5,634	(0)
Furniture	4,086	0
Machinery and Equipment	123,035	134,656
Net cash used in investing activities	132,755	134,656
Cash Flows from Financing Activities		
Repayments on notes payable		
Issuance of Safe Notes	2,270,500	3,020,000
Cost of financing	(460)	-
Issuance of Common Stock	-	839
Net cash used in financing activities	2,270,040	3,020,839
Net change in cash and cash equivalents	230,092	1,813,810
Cash and cash equivalents at beginning of period	3,603,951	1,790,141
Cash and cash equivalents at end of period	$ 3,834,044	$ 3,603,951
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-
Noncash transactions		

The accompanying footnotes are an integral part of these financial statements.

ELEMENTREE INC DBA CLOCKWORK
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Elementree, Inc. dba Clockwork (which may be referred to as the "Company," "we," "us," or "our") was incorporated in Delaware on March 28, 2017. The Company built the world's first AI-powered commercial manicure robot. The Company's headquarters are in San Francisco, California. The company began operations in 2018.

Since its inception, the Company has relied on contributions from owners, and issuance of SAFE notes to fund its operations. As of December 31, 2022, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise a substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from business-to-business customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on the useful lives of the assets, which is five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2022, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue through end customer sales using a robot, and through equipment lease fees to sales partners which include an upfront fee, a monthly fee and revenue-split of revenue generated on the robot. As of December 31, 2022 the Company has $170,000 of deferred revenue related to upfront fees for such sales partner leases.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock-Based Compensation

The deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 2 – FIXED ASSETS

The Company has machinery and equipment used in the design and manufacturing process of building manicure robots. Additionally, the Company has office furniture and computers. Fixed assets on December 31, 2022, and 2021 consist of the following:

ELEMENTREE INC DBA CLOCKWORK
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(AUDITED)

	2022	2021
Computers Equipment	5,634	-
Furniture	4,086	-
Machinery and equipment	342,877	219,841
Accumulated Depreciation	(238,565)	(219,841)
	$ 114,031	$ -

NOTE 3 – RELATED PARTY

During 2018 the Company took advances from the founder prior to raising any investment money. As of December 31, 2022, and December 31, 2021, the balance of the advances from related parties was $29,500. These advances have no interest rate or specified maturity date.

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, and plans to file for the period ending December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 – EQUITY

In 2022, the Company increased the number of shares of common stock authorized to issue from 10,000,000 to 11,000,000 shares of common stock at $0.00001 par value. As of December 31, 2022, and December 31, 2021, the Company had 9,521,651 shares of common stock issued and outstanding.

Additional Paid-In Capital – SAFEs

The Company issued Simple Agreements for Future Equity (“SAFEs”) totaling $110,000 in 2018 and $105,000 in 2019. The SAFEs are automatically convertible into preferred stock on the completion of an equity financing event (“Qualified Financing”). The conversion price is the lesser of the price per share of preferred stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $7,000,000, divided by the sum of (i) all shares of capital stock issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and (ii) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

The Company issued SAFEs totaling $3,010,000 in 2019. The SAFEs are automatically convertible into preferred stock on the completion of an equity financing event (“Qualified Financing”). The conversion price is the lesser of the price per share of preferred stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a post-money valuation of $14,000,000 divided by the sum of (i) all shares of capital stock issued and outstanding, (ii) all outstanding convertible securities, including all SAFEs, convertible promissory notes, vested and unvested options, warrants and other convertible securities and (iii) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company (the “Unissued Option Pool”), but excluding any increases to the such Unissued Option Pool in connection with the Qualified Financing (except to the extent necessary to cover promised but ungranted options that exceed the Unissued Option Pool.

The Company issued SAFEs totaling $3,020,000 in 2021 and $2,270,500 in 2022. The SAFEs are automatically convertible into preferred stock on the completion of an equity financing event (“Qualified Financing”). The conversion price is the lesser of the price per share of preferred stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a post-money valuation of $30,000,000 divided by the

sum of (i) all shares of capital stock issued and outstanding, (ii) all SAFEs, convertible promissory notes, vested and unvested options, warrants and other convertible securities and (iii) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company (the "Unissued Option Pool"), but excluding any increases to the such Unissued Option Pool in connection with the Qualified Financing (except to the extent necessary to cover promised but ungranted options that exceed the Unissued Option Pool.

NOTE 6 – EQUITY-BASED COMPENSATION

In 2018, the Company adopted a 2018 Stock Option ("2018 Plan") which permits the grant or option of shares to its employees for up to 1,309,278 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees, and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

In 2021, the Company issued 420,555 stock options for common stock with an exercise price of $0.12 per share that vest over the period of four years. In 2022, the Compnay issued 121,840 stock options for common stock with an exercise price of $0.19 per share that vest over four years. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. The expected dividend yield is zero based on the Company not anticipating paying dividends in the foreseeable future. Before 2021, 297,000 options were cancelled and in 2021 an additional 19,500 options were cancelled. In 2021, 27,966 options were exercised at $0.03 per share. The company recorded a share-based compensation expense of $6,339 and $1,878 as of December 31, 2022 and December 31, 2021, respectively.

Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.03, 0.12, 0.19
Fair value share price	$ 0.03, 0.12, 0.19
Expected volatility	70%, 75%, 80%
Expected term	2.00, 2.50, 5.00 years
Expected dividend rate	0.00%
Risk-free rate	0.25%, 0.37%, 2.46%
Fair value per share option	$ 0.03, 0.12, 0.19

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a case that is in the United States District Court for the Northern District of Texas. The case arose from claims that the Company's machine infringed on the plaintiff's patent. The Company has filed a motion for dismissal and believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any, that might result from the resolution of this matter have not been reflected in the financial statements.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going-concern basis. The Company began operation in 2019 and has incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company intends to offer (the "Crowdfunded Offering") the sale of up to $5,000,000 in SAFEs. The Company is attempting to raise a minimum amount of $200,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended, in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering as an intermediary fee.

Stock Plan Share Increase

In 2023, the company amended the 2018 Plan to increase the number of shares available for issuance by 250,000 to a total of 1,559,278 shares of common stock.

Management's Evaluation

Management has evaluated subsequent events through December 4, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.